Exhibit 99.1

MSV Life Selects Sapiens’ Solutions for its Digital Transformation Project

Malta’s largest life insurance company has selected Sapiens CoreSuite for Life & Pension and Sapiens Intelligence, with Sapiens AgentConnect over the cloud

Holon, Israel – July 15, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that MAPFRE MSV Life p.l.c (MSV Life) – the leading provider of life insurance protection, long term savings and retirement planning in Malta – has selected Sapiens’ life & pension core suite and digital solutions for a core and digital transformation project.

The project includes the implementation and integration of Sapiens CoreSuite for Life & Pension (previously referred to as “Sapiens ALIS”) and Sapiens Intelligence for Life & Pension, as well as the deployment over the cloud of Sapiens AgentConnect for Life & Pension (which was known as “Sapiens PORTAL”).

“MAPFRE MSV Life has relied upon two separate systems to cover the scope of our various life lines of business, including group and individual,” said David G. Curmi, CEO of MAPFRE MSV Life. “Sapiens’ ability to serve as a one-stop-shop and consolidate our disparate systems was a crucial factor in our selection. We will decommission our legacy systems and transform our business with Sapiens’ innovative core suite, which will reduce time to market for future product roll-outs and overhead costs.”

Continued Curmi: “Our organization will also benefit from actionable business intelligence insights, as well as the ability to further empower our agents via Sapiens’ portal solution.”

“Sapiens prides itself on being able to meet the end-to-end needs of our clients,” said Roni Al-Dor, president and CEO, Sapiens. “The pre-integration between our core suites and digital offerings, as well as our secure cloud deployment, is attractive to life and pension insurers seeking to transform. They can quickly digitalize and make wholesale changes, without disrupting their core business. Sapiens is pleased to partner with MAPFRE MSV Life and we look forward to years of fruitful collaboration.”

Sapiens CoreSuite for Life & Pension is a flagship solution designed to enable insurance providers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life & pension market. This insurance software uniquely combines functional maturity and robustness gained through decades of global success, with cutting-edge innovation and modern technology.

Sapiens AgentConnect for Life & Pension empowers agents with full lifecycle enablement, including the ability to manage their pipeline, sell policies to their consumers and provide top-level customer service in real-time. Agents also possess a holistic view of their business performance overall and benefit from full access to all their remunerations, payments, commission transactions and statements.

Sapiens Intelligence for Life & Pension offers providers complete analytic capabilities. It’s comprised of two pre-integrated components:

●	SmartStore is an intelligent data store that unifies and houses data.

●	InfoMaster is a set of analytical applications, offering a wide range of data visualization and analytical capabilities through reporting, dashboards and data discovery.

About MAPFRE

MAPFRE is a global insurance company operating on all five continents and are the leading insurance provider in the Spanish market, the third largest insurer in Latin America and one of the 10 largest European insurance groups in terms of premium volume. MAPFRE has 5,300 offices around the world with more than 35,000 employees, 86,500 brokers and over 29 million clients. All of whom helped the company to post net profit of above 529 million euros in 2018. For more information: www.mapfre.com.

About MAPFRE MSV Life

MAPFRE MSV Life p.l.c. (MMSV) is the leading provider of life insurance protection, long term savings and retirement planning in Malta. MMSV is jointly owned between Bank of Valletta p.l.c. and MAPFRE Middlesea Insurance p.l.c. MMSV offers a vast product portfolio that ranks amongst the highest in the market in terms of quality, performance and price. For more information: www.msvlife.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com